Exhibit 99.2

510 Burrard St, 3rd Floor
Date: August 07, 2012	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: WESTERN WIND ENERGY CORP (AMENDMENT)

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	24/08/2012 (AMENDED)
Record Date for Voting (if applicable) :	24/08/2012 (AMENDED)
Beneficial Ownership Determination Date :	24/08/2012 (AMENDED)
Meeting Date :	25/09/2012
Meeting Location (if available) :	Four Seasons Hotel Vancouver,
791 West Georgia Street, Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	95988Q108	CA95988Q1081

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for WESTERN WIND ENERGY CORP